# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hagerty, Inc., CIK 0001840776
CUSIP: 405166109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0001096343
Persons authorized to receive notices and communications: Richard R. Grinnan, Markel Group Inc., 4521 Highwoods Parkway, Glen Allen, Virginia (VA), 23060, (804) 747-0136

## Reporting persons
- MARKEL GROUP INC. (CIK 0001096343): type of reporting person: corporation (CO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 79,380,265; shared voting power 0; sole dispositive power 79,380,265; shared dispositive power 0; aggregate amount beneficially owned 79,380,265 (44.9% of the class)
  Comment: (1) The quantity reported in Row 7, Row 9, and Row 11 includes 75,000,000 shares of Class V Common Stock (as defined in the Original Schedule 13D) and an equal number of OpCo Units (as defined in the Original Schedule 13D), which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock (as defined herein) or, if certain conditions set forth in the Amended and Restated Exchange Agreement (as defined in Amendment No. 1) are met, an equivalent value in cash at the option of the Company (as defined herein).
  
  (2) The quantity reported in Row 7, Row 9, and Row 11 includes 1,272,265 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days as a result of the conversion mechanisms of the Series A Preferred Stock (as defined in Amendment No. 1), which are exchangeable, at the option of the Reporting Person, into shares of Class A Common Stock at the Conversion Rate (as defined in Amendment No. 1).
  
  (3) Percent of class represented by amount in Row 11 is based on the sum of (i) 100,511,893 shares of Class A Common Stock outstanding as of October 24, 2025, based on the Company's quarterly report on Form 10-Q filed with the SEC (as defined in the Original Schedule 13D) on November 4, 2025; (ii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person; and (iii) 1,272,265 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29.9% of the voting power of the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Hagerty, Inc.
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Comment:
Markel Group Inc. (f/k/a Markel Corporation), a Virginia corporation ("Markel Group" or the "Reporting Person") is hereby filing this Amendment No. 4 (this "Amendment No. 4") to the Schedule 13D filed by the Reporting Person on December 10, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Person on June 27, 2023 ("Amendment No. 1"), Amendment No. 2 filed by the Reporting Person on July 8, 2024 ("Amendment No. 2"), and Amendment No. 3 filed by the Reporting Person on April 18, 2025 ("Amendment No. 3" and collectively, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of Hagerty, Inc., a Delaware corporation (the "Company"). Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No. 4 is being filed to update the Reporting Person's beneficial ownership percentage and voting power percentage, each of which changed solely as a result of an increase in the number of shares of Class A Common Stock outstanding and corresponding decrease in the number of shares of Class V Common Stock outstanding in connection with a conversion of Class V Common Stock into Class A Common Stock by another holder of Class V Common Stock.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The name, business address, present principal occupation or employment, and citizenship of each director and each executive officer of Markel Group, as well as the number of shares of Class A Common Stock beneficially owned by each person, as applicable, are set forth in Annex A hereto and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 4, the Reporting Person may be deemed to be the beneficial owner of 79,380,265 shares of Class A Common Stock, or approximately 44.9% of the shares of Class A Common Stock outstanding. The Reporting Person's beneficial ownership is composed of (i) 75,000,000 shares of Class V Common Stock and an equal number of OpCo Units, which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock or, if certain conditions set forth in the Amended and Restated Exchange Agreement are met, an equivalent value in cash at the option of the Company; (ii) 1,590,668 shares of Series A Preferred Stock, which are exchangeable, at the option of the Reporting Person, into 1,272,265 shares of Class A Common Stock at the Conversion Rate, which is subject to customary anti-dilution protections; and (iii) 3,108,000 shares of Class A Common Stock.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share.

The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis (one vote per share), and not as a separate class.

The beneficial ownership percentage reported herein was calculated based on the sum of (i) 100,511,893 shares of Class A Common Stock outstanding as of October 24, 2025, based on the Company's quarterly report on Form 10-Q filed with the SEC on November 4, 2025; (ii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person; and (iii) 1,272,265 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29.9% of the voting power of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.14: Annex A, dated November 5, 2025

## Signatures
- MARKEL GROUP INC.: /s/ Richard R. Grinnan, Richard R. Grinnan, Senior Vice President, Chief Legal Officer and Secretary (11/05/2025)